										Exhibit 12.1
										3/1/2007
THE SOUTHERN COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2006

Year ended December 31,
		2002		2003		2004		2005		2006
--------------------------------------------------Thousands of Dollars--------------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings from continuing operations before income taxes		$1,841,274		$2,100,143		$2,113,696		$2,185,427		$2,354,684
Interest expense, net of amounts capitalized		491,888		527,272		640,261		746,819		865,873
Distributions on mandatorily redeemable preferred securities		174,687		151,358		27,230		0		0
AFUDC - Debt funds		16,816		12,370		17,970		20,500		20,453
Earnings as defined		$2,524,665		$2,791,143		$2,799,157		$2,952,746		$3,241,010

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt		$476,047		$491,066		$499,737		$558,975		$626,752
Interest on affiliated loans		0		0		99,737		127,721		122,088
Interest on interim obligations		29,925		18,035		8,671		25,358		76,745
Amort of debt disc, premium and expense, net		20,084		28,575		36,906		36,698		57,878
Other interest charges		(17,352)		1,966		13,180		18,567		2,863
Distributions on mandatorily redeemable preferred securities		174,687		151,358		27,230		0		0
Fixed charges as defined		683,391		691,000		685,461		767,319		886,326
Tax deductible preferred dividends		1,601		1,601		1,566		1,554		1,293
		684,992		692,601		687,027		768,873		887,619
Non-tax deductible preferred and preference dividends		15,739		19,566		28,249		28,621		33,313
Ratio of net income before taxes to net income	x	1.395	x	1.411	x	1.375	x	1.367	x	1.485
Pref dividend requirements before income taxes		21,956		27,608		38,842		39,125		49,470
Fixed charges including pref dividend requirements		$706,948		$720,209		$725,869		$807,998		$937,089

RATIO OF EARNINGS TO FIXED CHARGES		3.57		3.88		3.86		3.65		3.46